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                         [LETTERHEAD OF LESLIE'S(TM)]

                                   EXHIBIT 2
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CONTACT:  Brian P. McDermott
          President & C.E.O.
          818/993-4212

          Robert D. Olsen
          Chief Financial Officer
          818/993-4212

                             FOR IMMEDIATE RELEASE
                             ---------------------


                  LESLIE'S POOLMART ANNOUNCES IT HAS RECEIVED
                    AN OFFER TO ACQUIRE OUTSTANDING SHARES


     CHATSWORTH, California, November 12, 1996 -- Leslie's Poolmart (the "Company") (NASDAQ/LESL) today announced that it has received an offer from Hancock Park Associates II, L.P. ("Hancock Park"), a partnership consisting of Michael J. Fourticq and Brian P. McDermott, the Chairman of the Board and Chief Executive Officer, respectively, of the Company, to acquire in a cash merger all the outstanding shares of Common Stock of the Company for a cash purchase price of $14.50 per share. The Company currently has approximately 6,550,000 shares of Common Stock outstanding and 960,000 shares subject to employee and director stock options.

     The proposed acquisition would be effected through a transaction between the Company and a newly organized corporation that will be owned and controlled by Hancock Park. Certain of the directors of the Company and certain of their affiliated entities would also be stockholders of the new corporation. Hancock Park indicated that certain additional officers of the Company will also be invited to invest in the new corporation. Some of the Company shares held by Mr. Fourticq and Mr. McDermott and the other participants in the new corporation would also be cashed out along with the shares of the other Company stockholders in the merger.

     The offer from Hancock Park is conditioned upon, among other things, the receipt by Hancock Park of sufficient and satisfactory financing in order to complete the transaction, approval of the transaction by the Board of Directors of the Company and receipt by the Board of Directors of an opinion of an independent investment banking firm that the $14.50 per share price is fair to the Company stockholders from a financial point of view.

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     The Company announced that it had also received preliminary indications of interest from two other firms to acquire the Company in a cash-for-shares transaction at prices equal to or less than the Hancock Park offer. Such indications of interest contemplate that certain members of the Company's management would participate as stockholders of the acquiring company, and are subject to significant contingencies, including due diligence and financing.
The Board stated that the Company has been engaged in a process of evaluating alternatives to maximize shareholder value with the assistance of a financial advisor, and that the offer, as well as the indications of interest from the other parties, have arisen as a result of that process.

     The Company also announced that it has expanded its Board of Directors to include Dann Angeloff and Clarence Schmitz. Mr. Angeloff is President of The Angeloff Company, a corporate financial advisory firm based in Los Angeles, California. Mr. Schmitz is Executive Vice President of Jefferies & Company, Inc., a Los Angeles, California-based investment banking firm. To accommodate the addition of the two new board members, Mr. Murray Dashe has resigned his position as a Director, but will remain in his role as the Company's Chief Operating Officer.

     The Company explained that a special committee of its Board of Directors, comprised of Mr. Angeloff and Mr. Schmitz, has been established to consider the Hancock Park offer, the two indications of interest, and any other proposals which may be received. The special committee is empowered to evaluate and negotiate such proposals and to make a recommendation to the Board of Directors with respect to any proposed transaction. Neither member of the special committee would have any financial or other interest in the acquiring companies for any of the possible transactions under consideration. There can be no assurance that any transaction will be consummated.

     Founded in 1963, Leslie's Poolmart is the country's leading specialty retailer of swimming pool supplies and related products. The Company currently markets its products through 259 retail stores in 27 states and a nationwide mail-order catalog.

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